Exhibit 99.1

Volvo Trucks Launch New Models for the North American Market

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 23, 2006--Volvo is broadening its product program on the North American truck market. In conjunction with the opening of the Mid-America Trucking Show in Louisville, Kentucky (USA), the company will launch two models with new cab variants for the prestige segment, the Volvo VT830 and Volvo
VN730.

Both the Volvo VN and the Volvo VT will be available with a new sleeper cab with lower roof height. Both models are intended primarily for owner operators. The newly launched cab models offer the same interior roominess, and the lower roof provides better aerodynamics and correspondingly improved fuel economy for rigs with low trailers, such as tankers.

Volvo's product program is now broader than ever. The Volvo VN, which is celebrating its tenth year in production, is already available in a number of models ranging from the smaller day cab to a "mobile living room" for haulers who both live and work in the truck. The flagship Volvo VT 880 was introduced last year and is fitted with a new 16-litre engine that is assembled in the United States. It is intended for the premium class for owner operators where image and performance are especially important.

In the past year, Volvo Trucks North America has introduced no less than four new models. Furthermore, the company has presented three completely new engines to meet the more stringent environmental requirements that take effect in North America in 2007. Not only are they cleaner, they also have - despite lower emissions levels - comparable fuel consumption with today's engines.

"Volvo is meeting customer requirements for a broader product offering with these new models and new engines. We are also helped by our strong industrial presence in North America, with both truck assembly and engine plants. Last year, we increased our sales by 23 percent and produced over 32,000 vehicles", says Peter Karlsten, head of Volvo Trucks North America.

March 23, 2006

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Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrialapplications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Claes Claeson, +4631-66 39 08
or +46708 - 36 39 08